Exhibit (a)35

LATHAM & WATKINS LLP
Peter A. Wald (Bar No. 85705) peter.wald@lw.com
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-6538
Telephone:	(415) 395-8006
Facsimile:	(415) 395-8095
Michele D. Johnson (Bar No. 198298) michele.johnson@lw.com
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Telephone:	(714) 540-1235
Facsimile:	(714) 755-8290

WACHTELL, LIPTON, ROSEN & KATZ
William D. Savitt (pro hac vice) wdsavitt@wlrk.com
Bradley R. Wilson (pro hac vice) brwilson@wlrk.com
51 West 52nd Street
New York, NY 10019
Telephone:	(212) 403-1329
Facsimile:	(212) 403-2329

Attorneys for Plaintiffs ALLERGAN, INC. and KARAH H. PARSCHAUER and Counterclaim-Defendants DAVID PYOTT, DEBORAH DUNSIRE, MICHAEL R. GALLAGHER, TREVOR M. JONES, LOUIS J. LAVIGNE, RUSSELL T. RAY, PETER J. MCDONNELL, TIMOTHY D. PROCTOR, and HENRI A. TERMEER

UNITED STATES DISTRICT COURT CENTRAL DISTRICT OF CALIFORNIA SOUTHERN DIVISION

ALLERGAN, INC., a Delaware corporation, and Karah H. Parschauer, an individual,

Plaintiffs,

v.

VALEANT PHARMACEUTICALS INTERNATIONAL, INC., VALEANT PHARMACEUTICALS INTERNATIONAL, AGMS, INC., PERSHING SQUARE CAPITAL MANAGEMENT, L.P., PS MANAGEMENT, GP, LLC, PS FUND 1, LLC and WILLIAM A. ACKMAN, an individual, and Does 1-10,

Defendants.

Case No.: 8:14-cv-01214-DOC-(ANx)

Hon. David O. Carter

Courtroom: 9D

ANSWER OF COUNTERCLAIM-DEFENDANTS ALLERGAN, INC., DAVID PYOTT, DEBORAH DUNSIRE, MICHAEL R. GALLAGHER, TREVOR M. JONES, LOUIS J. LAVIGNE, RUSSELL T. RAY, PETER J. MCDONNELL, TIMOTHY D. PROCTOR, AND HENRI A. TERMEER TO COUNTERCLAIMS OF VALEANT AND PERSHING SQUARE

ANSWER TO COUNTERCLAIMS

VALEANT PHARMACEUTICALS INTERNATIONAL, INC., VALEANT PHARMACEUTICALS INTERNATIONAL, AGMS, INC., PS FUND 1, LLC and WILLIAM ACKMAN,

Counterclaimants,

v.

ALLERGAN, INC.; DAVID PYOTT; DEBORAH DUNSIRE; MICHAEL R. GALLAGHER; TREVOR M. JONES; LOUIS J. LAVIGNE; RUSSELL T. RAY; PETER J. MCDONNELL; TIMOTHY D. PROCTOR and HENRI A. TERMEER,

Counterclaim-Defendants.

2	ANSWER TO COUNTERCLAIMS

PRELIMINARY STATEMENT

In an attempt to distract the Court from their own violations of the federal securities laws, and misdirect the public from their languishing efforts to pillage Allergan, Inc. (“Allergan”), Counterclaimants1 allege that Allergan and its board of directors (the “Board”) made false and misleading statements in order to decrease Valeant’s share price and increase Allergan’s share price. Counterclaims (Dkt. No. 42) ¶ 2. These claims, based on alleged violations of Sections 14(a) and Rule 14a-9 thereunder, 14(e), and 20(A) of the Securities Exchange Act of 1934, fail on their face to demonstrate any basis for liability against Allergan or its Board. To be clear, at issue in this lawsuit is the improper and illicit insider-trading scheme hatched in secret by billionaire hedge fund investor Ackman, and serial acquirer Valeant. Valeant and Ackman have committed serious violations of the Exchange Act, the adjudication of which commentators have noted could be a landmark securities case2—while Valeant and Ackman have now countered with baseless disclosure allegations against Allergan and its Board. Each of the identified statements made by Allergan is demonstrably true and based on hard facts.

Counterclaimants take issue with five categories of statements: (1) statements in Allergan’s July 8, 2014 Schedule 14A and June 16, 2014 press release that Valeant faces “fundamental business model issues” and that its “business model is unsustainable”; (2) the statement in Allergan’s June 10, 2014 investor presentation that “Bausch & Lomb’s outlook is poor”; (3) statements in Allergan’s July 8, 2014 Schedule 14A and elsewhere that Valeant’s revenue growth is mainly driven by price increases rather than volume increases; (4) statements by Allergan’s Board in the July 23, 2014 Schedule 14D-9 that Valeant’s

[1]	Counterclaimants are Valeant Pharmaceuticals International, Inc. (“Valeant”), Valeant Pharmaceuticals International, AGMS, Inc., PS Fund 1, LLC (“Pershing Square”) and William Ackman (“Ackman”).
[2]	See, e.g., http://www.law360.com/articles/563974/allergan-s-valeant-suit-could-be-landmark-securities-case.

3	ANSWER TO COUNTERCLAIMS

offer is “grossly inadequate” to Allergan shareholders and “substantially undervalues” Allergan; and (5) alleged insinuations in the July 23, 2014 Schedule 14D-9 and the July 18, 2014 Schedule 14A that Valeant or Pershing Square have acted improperly.

What is most striking about these allegations is that Allergan has expressed nothing new about Valeant’s unsustainable business model, its misleading financial disclosures, and its massive debt burden. Market analysts and well-recognized members of the investment community repeatedly have made similar statements ever since Valeant announced its hostile takeover attempt on April 21, 2014, and in some cases even before. Indeed, it is surprising that Counterclaimants even level these allegations, which bear the distinct odor of desperation, when much of the factual bases for Allergan’s statements has been readily endorsed by others and clearly presented in Allergan’s Complaint. The same is true for Counterclaimants’ assertion that Allergan representatives met with Valeant stockholders in Canada to solicit opposition to Valeant’s proposed acquisition without filing a proxy statement—when, in reality, all of the people with whom Allergan representatives visited during the Canadian investor tour were Allergan stockholders. In addition, Allergan filed the presentation materials from its road show with the Securities and Exchange Commission (“SEC”).

In short, each of the statements about Valeant referenced in the Counterclaims is true, and the assertion that Allergan representatives somehow violated the securities laws by visiting Allergan’s own stockholders in Canada—Allergan’s number one international market and a location that Allergan representatives have visited on numerous occasions in the past—is meritless. Counterclaimants’ allegations should in no way distract from the fundamental issue in this case: that Defendants engaged in an unlawful insider trading scheme to generate windfall profits on the backs of unsuspecting Allergan stockholders and to park illegally a substantial bloc of Allergan shares with a stockholder predisposed to support an acquisition proposal.

4	ANSWER TO COUNTERCLAIMS

The Unsustainability Of Valeant’s Business Model

Counterclaimants challenge statements made by Allergan about Valeant’s business model, including that Valeant faces “fundamental business model issues” and that its “business model is unsustainable.” Counterclaims ¶ 45. Numerous financial analysts, investors, and market observers have made the same observations about Valeant—long before Valeant set out on its campaign to take over Allergan.

In February 2012, for example, Veritas Investment Research (“Veritas”) published an analyst report highlighting Valeant’s unsound organic growth calculations: “Valeant’s most recent organic growth calculations are not based on ‘apples-to-apples’ comparison. We estimate that Valeant’s YTD Q3-F11 organic growth amounted to 4% compared to the 8% reported…. [W]e believe that changes to reported metrics to support the growth story should be viewed with a healthy degree of skepticism.”3 Veritas cautioned investors in May 2012 that Valeant’s “[r]ecent impairment losses, combined with certain statements contained in the most recent 10-Q, suggest an increased likelihood of further impairment charges and indicate that VRX’s growth by acquisition strategy may not be infallible.”4

Moody’s gave Valeant a negative investment rating outlook in May 2013, reflecting, among other things, “its aggressive acquisition strategy, and the risks associated with integrating multiple large companies at once.”5 A May 2013

[3]	Veritas Analyst Report, A Shaky Foundation (Feb. 1, 2012).
[4]	Veritas Analyst Report, Beyond the Q1-F12 Earnings (May 28, 2012).
[5]	Moody’s Investor Service, Moody’s affirms Valeant at Ba3; negative outlook (May 28, 2013) available at https://www.moodys.com/research/Moodys-affirms-Valeant-at-Ba3-negative-outlook—PR_274151.

5	ANSWER TO COUNTERCLAIMS

Veritas report similarly noted that “[t]he decline in volumes and negative organic growth for 2013, coupled with the fact that VRX’s R&D is insignificant, implies that the Company must keep buying to maintain its stated 20% cash on cash return. As the company grows, the acquisition treadmill keeps getting faster and faster.”6

Despite its attempts to disguise these facts, Valeant’s failure to invest in products that it already owns has resulted in declining organic growth. Allergan was not the first to observe this truth. For example, in November 2013 Veritas noted that prior to the third quarter of 2013, Valeant’s earnings press releases typically contained two tables with organic growth metrics—one including all products, and the other excluding products subject to generic competition. Beginning in the third quarter of 2013, however, Valeant provided only one organic growth table: a table that excluded products subject to generic competition, and that showed a growth of seven percent. An analyst observed that if Valeant had included “all drugs”—as it clearly should have, since generic competition and product discontinuations occur in the ordinary course of business—Valeant’s organic “growth” was actually negative nine percent.7

Into early 2014, numerous analysts expressed continued skepticism about Valeant’s business model and misleading financial disclosures. In January, market commentator Herb Greenberg noted:

As organic growth has slowed, Valeant has decided to change the way it reports organic growth by leaving out the bad stuff. Instead, the company directs investors to an organic-growth table in its earnings releases that lets them do their own math in order to get a better read on genuine organic growth.8

[6]	Veritas Analyst Report, Keep An Eye On Organic Growth (May 27, 2013).
[7]	Veritas Analyst Report, Q3-F13: A SIGN OF THINGS TO COME? (Nov. 1, 2013).
[8]	Herb Greenberg, THE STREET, Greenberg: Will Valeant Overdose on Acquisitions? (Jan. 16, 2014) available at http://www.thestreet.com/story/12242187/1/will-valeant-overdose-on-acquisitions.html.

6	ANSWER TO COUNTERCLAIMS

On March 6, 2014, analyst Jim Grant wrote that he was “confidently bearish” on Valeant, largely due to its over-reliance on the acquisition model to support future growth.9 One of Mr. Grant’s analysts noted that Valeant’s sales results suggest that “the longer a business is under a Valeant umbrella, the worse it performs.”10

Similarly, Vicki Bryan of Gimme Credit observed in May 2014:

Valeant’s strategy depends on people continuing to drink this Kool Aid it’s serving…. They have to keep buying at a heavier and heavier and more expensive pace to keep this up. What happens when they can’t? There’s no inherent growth, and the debt side of this is a very big part of the story that the stock market is ignoring.11

Commenting on Valeant’s precarious financials, John Hempton, Chief Investment Officer of Bronte Capital, wrote in June 2014, “There is a possibility that the whole Valeant exercise is something from the Wizard of Oz. Profits are going up nicely if you pay no attention to that man behind the curtain—the man being the large restructuring and one-time items.”12

Allergan is in a unique position to analyze Valeant’s operations and strategy. Allergan has achieved long term success as a leader in the pharmaceutical industry by embracing a business model diametrically opposed to Valeant’s predatory acquisition strategy.13 Research and development of new treatments and

[9]	BiC Editorial Board, BUSINESS IN CANADA, Contrarian Legend Jim Grant Presents His Killer Case Against Valeant Pharmaceuticals (Mar. 6, 2014) available at https://businessincanada.com/2014/03/06/jim-grant-bearish-case-on-valeant-pharmaceuticals/.
[10]	Id.
[11]	Tara Lachapelle, BLOOMBERG, Valeant Debt-Loaded Deal Binge Casts Doubt on Strategy: Real M&A (May 27, 2014) available at http://washpost.bloomberg.com/Story?docId=1376-N5ZURF6VDKIX01-69UCITB6RKVRVC3VVLN5ELPM3U.
[12]	John Hempton, BRONTE CAPITAL BLOG, Valeant Pharmaceuticals: Part IIIA: Corrections and Amplifications on the Medicis Restructuring Charges (June 13, 2014) available at http://brontecapital.blogspot.com/2014/06/valeant-pharmaceuticals-part-iiia.html.
[13]

Under governing Delaware law, the Board is entitled to consider the strategy and culture of Valeant and reject Valeant’s offers if they are not in the best interests of Allergan’s stockholders. See Paramount Commc’ns. Inc. v. Time Inc., 571 A.2d 1140 (Del. 1989).

7	ANSWER TO COUNTERCLAIMS

applications are vital to Allergan’s business model. Marketing of its existing products accounts for much of Allergan’s growth in recent years. In contrast, Valeant does not meaningfully invest in marketing its existing products or in researching or developing the products it buys from others. Instead, Valeant relies on price increases and a snowballing number of acquisitions to grow revenues. By failing to invest in products under its control, Valeant reduces its ability to replace revenues from drugs that become genericized as their patents expire—other than by increasingly frequent acquisitions. This is a business model that many have argued is unsustainable. Allergan agrees.

In addition to the observations that have received substantial media attention, Valeant’s public filings raise serious issues that undermine its credibility and, on information and belief, its stated “value” is indeed smoke and mirrors, including:

•	Recognizing inventory obsolescence reserves of acquired companies, including legacy Valeant, QLT, Medicis, Eyetech, and Bausch & Lomb (“B&L”). Since September 2010, Valeant has recorded inventory obsolescence reserves of acquired companies totaling $81.2 million. On information and belief, this number is at odds with the U.S. Generally Accepted Accounting Principles (“GAAP”) requirement to record acquired inventory at fair value. Valeant may be using the inventory obsolescence reserves recorded by the acquired companies to absorb losses on inventories other than the inventory acquired in the business combination and to avoid recognizing charges to income for that obsolete inventory.

•	Recognizing revenue when aesthetics products are shipped to third-party distributor McKesson, instead of when McKesson receives the shipment, and withholding information from the SEC Staff on a rebate

8	ANSWER TO COUNTERCLAIMS

program that Valeant established subsequent to its acquisition of Medicis. Valeant has disclosed that it recognizes revenue from sales of aesthetics products when it ships those products to the distributor (McKesson). On information and belief, Valeant retains the risk of product damaged in transit. If this is so, then Valeant should not recognize revenue until the shipment reaches the customer. On information and belief, Valeant has withheld information from the SEC when responding to an SEC comment about the basis for Valeant’s change in the timing of revenue recognition subsequent to its acquisition of Medicis. Medicis (and Valeant, for a short period following the acquisition) delayed recognizing revenue on shipments of aesthetics products because of issues associated with its rebate program. Shortly after completing its acquisition of Medicis, Valeant—according to the October 1, 2013 letter it sent the SEC—discontinued the rebate program and stated that it had no intention of implementing a rebate program. At the end of 2013, Valeant disclosed a reserve for rebates of $113.6 million and stated that the launch of a rebate program on sales of aesthetics products had resulted in a significant increase in the balance from the end of 2012—an increase that was said to have occurred in the last three months of 2013.

•	Failing to report disposal of products and related intellectual property as discontinued operations, and failing to disclose information regarding sales of products disposed for the current and two prior years. On information and belief, Valeant has not properly accounted for disposals of products and related intellectual property, nor to have made the disclosures required for discontinued operations, including the revenues from sales of the products disposed of during the current and two prior years. Valeant excludes from its organic growth disclosure revenues from disposed and discontinued products, but does not disclose separately the revenues during the current or prior period for disposed and discontinued products. Were it to provide such required disclosures, investors would be able to compute the revenue for discontinued products using the information on disposed products and would be able to compute a revised organic growth rate.

9	ANSWER TO COUNTERCLAIMS

•	Touting “Cash EPS” in its non-GAAP financial measures. Valeant touts “Cash EPS,” which is not part of GAAP, despite clear SEC guidance that such measures cause confusion.[14] Relying on this metric is particularly misleading in Valeant’s case because Cash EPS omits costs and cash outflows relating to the serial acquisitions that are a critical part of Valeant’s business model and strategy. Further, if Valeant is successful in eliminating the costs (many of which are deductible in determining taxable income and therefore reduce the taxes that Valeant pays) it has added back to determine Cash EPS, this correction likely will cause its Cash EPS to decline.

•	Improperly identifying its business segments in periodic SEC reports, and providing information inconsistent with the information that J. Michael Pearson, Valeant’s Chairman and Chief Executive Officer, uses in managing the business. Valeant currently provides information for just two segments: developed markets (North America, Canada, Western Europe, Japan, Australia, and New Zealand) and emerging markets (Central and Eastern Europe, Asia, Africa, the Middle East and Latin America). Under GAAP, a company’s segment disclosures should reflect the information used by the Chief Operating Decision Maker (the “CODM,” which for Valeant is Mr. Pearson) in making decisions about how to operate the company. With two operating segments, Mr. Pearson should have only a handful of people reporting directly from the operations side of the business, and should be furnished with big-picture information about the operations overseen by these direct reports. Yet, on

[14]

See SEC Accounting Series Release No. 142, Release No. 33-5337, Reporting Cash Flow and Other Related Data (Mar. 15, 1973); see also SEC Release No. 33-8176, 34-47226; FR-65, Conditions for Use of Non-GAAP Financial Measures, January 22, 2003, available at http://www.sec.gov/rules/final/33-8176.htm.

10	ANSWER TO COUNTERCLAIMS

information and belief, Mr. Pearson regularly receives detailed information about products and acquisitions, such as B&L, and admits that he meets on a weekly basis with all of his general managers. Even though Mr. Pearson closely manages Valeant’s many business units and products, as his selective statements on analyst calls suggest, investors cannot see the information he uses to run the company. It is not clear from Valeant’s disclosures whether and how Valeant’s segment reporting complies with GAAP, and the size of the segments would allow Valeant to hide mistakes, cover up problems, and omit disclosures on the basis that they are not material to the segment.

•	Incompletely disclosing in its proxy statement filed on April 22, 2014, that Valeant’s board had permitted Mr. Pearson to pledge Valeant shares he beneficially owned and that were restricted from being sold until 2017 under Mr. Pearson’s 2011 employment contract as collateral for a loan made to Mr. Pearson to pay his personal U.S. income taxes.[15] Valeant failed to provide sufficient detail and corresponding documentation (namely, the loan agreement itself) as an exhibit to relevant SEC periodic reports to enable investors and regulators to determine whether the loan complied with Section 402 of the Sarbanes-Oxley Act of 2002 (“SOX”), which forbids companies from making or arranging loans to executives.

•	Including certifications required by Sections 302 and 906 of SOX in Valeant’s SEC periodic reports by Mr. Pearson and Valeant’s Chief Financial Officer, Howard Schiller, attesting to the accuracy of Valeant’s financial statements and internal controls, notwithstanding apparent errors. In 2013, Valeant reported that only 9% of its assets were excluded from its assessment of Internal Control over Financial Reporting (“ICFR”), rather than the

[15]	Valeant Pharmaceuticals International, Inc., Form DEF 14A for period ending May 20, 2014, filed on April 22, 2014, pgs. 32 - 33.

11	ANSWER TO COUNTERCLAIMS

more than 30% of Valeant’s total assets attributable to the B&L acquisition. On information and belief, Valeant excluded from its assessment of ICFR certain categories of recently acquired B&L assets, but included B&L’s goodwill and intangible assets. Valeant provided no disclosure explaining this. Valeant’s piecemeal reporting of testing of acquired assets for ICFR purposes raises serious questions about its compliance with Section 404 of SOX and its disclosure of how Valeant integrates the ICFR function for its ever more frequent and sizeable acquisitions.

Recent statements made by Valeant to assuage investor concerns instead reinforce Allergan’s observations about the unsustainability of Valeant’s growth strategy. In response to Allergan’s questions about Valeant’s unsustainable business model,16 Valeant relied on its second quarter 2014 earnings release, in which Valeant forecast a planned reduction in its $17 billion of debt.17 In the earnings release, Valeant asserted its plans to pay down this debt by $1.6 billion in 2014, $2.4 billion in 2015, and $3.1 billion in 2016.18 Such payments would represent 67%, 83%, and 89% of Valeant’s projected non-GAAP Adjusted Cash Flows From Operations for 2014, 2015, and 2016. Between 2010 and 2013, cash provided by Valeant’s operating activities, as determined in compliance with GAAP, averaged only about 60% of Valeant’s Adjusted Cash Flow From Operations—which is a number that, on information and belief, Valeant has invented and that excludes actual cash flows (for example, cash payments made to restructure acquired businesses). Applying this trend to Valeant’s debt reduction forecast, its planned debt pay-down would leave it with virtually no operating cash flows to acquire intellectual property, support capital expenditures, or engage in

[16]	Allergan Press Release (Aug. 5, 2014).
[17]	Valeant Pharmaceuticals International, Inc. Press Release (August 19, 2014).
[18]	Valeant Pharmaceuticals International, Inc., Second Quarter 2014 Financial Results Conference Call, Presentation Slide, p. 34 (July 31, 2014).

12	ANSWER TO COUNTERCLAIMS

marketing and development, and thus no way to replace revenue and cash flow declines resulting from the effects of generic competition. In fact, if the disconnect between cash provided by operating activities and Adjusted Cash Flow From Operations continues, Valeant’s projected debt pay down in 2016 would exceed cash provided from operating activities by approximately $1 billion. Allergan’s opinion that Valeant faces “fundamental business model issues” is unambiguously grounded in these and many other hard facts.

Like Allergan, several financial analysts have questioned Valeant’s creative use of non-GAAP financial measures to report income and earnings metrics. Using GAAP accounting paints a much different picture of Valeant’s financial health. As analyst John Hempton explained: “The GAAP accounts for Valeant show large and increasing losses. They have $17 billion in debt. If the GAAP accounts are the beginning and the end of the story then Valeant is headed to bankruptcy court.”19 Mr. Hempton also analyzed the one-time costs Valeant wrote off following its recent acquisition of Medicis Pharmaceuticals Corp., and found that Valeant’s use of non-GAAP earnings was misleading: “It sure as hell looks like the only way that you can get to that number is to dump ordinary expenses into the one-off bucket. And if you do that the ‘non-GAAP cash EPS’ that the bulls in the company tout is rubbish.”20 If the “one time” acquisition expenses are not “one time” after all, but rather necessary to sustain Valeant’s business model, the non-GAAP earnings Valeant reports constitute “a fraud on the gullible,”21 according to Mr. Hempton.

[19]	John Hempton, BRONTE CAPITAL BLOG, Valeant Pharmaceuticals Part II: Corrections and Amplifications on the Medicis Restructuring Charges, (June 12, 2014) available at http://brontecapital.blogspot.com.au/2014/06/valeant-pharmaceuticals-part-iiia.html.
[20]	John Hempton, BRONTE CAPITAL BLOG, Valeant Pharmaceuticals Part III: Assessing the One-Off Charges From the Medicis Merger, (June 12, 2014) available at http://brontecapital.blogspot.com.au/2014/06/valeant-pharmaceuticals-part-iii.html.
[21]	Id.

13	ANSWER TO COUNTERCLAIMS

Valeant executives themselves have claimed that acquiring Allergan would drive the combined company’s “cash tax rate” to the high single digits, up from Valeant’s current claimed tax rate of less than five percent. Valeant is already subject to an IRS audit of its 2011 and 2012 tax years.22 A takeover of Allergan may place Valeant’s tax benefits under even closer scrutiny. When legacy Valeant merged with Biovail, Valeant received the benefit of Biovail’s tax structure. On information and belief, that tax structure depended on having a Biovail subsidiary in Barbados own the company’s intellectual property. The Barbados subsidiary, having taken on the risk of developing the requisite intellectual property, would acquire product manufactured by other Biovail subsidiaries, or contract with manufacturers at negotiated prices, and then sell the product on to other Biovail subsidiaries.23 The transfer pricing for products sold by the Barbados subsidiary to its sales and marketing affiliates in higher-tax jurisdictions resulted in the Barbados subsidiary’s realizing a majority of the total Biovail profit on third-party sales. Those transfer pricing arrangements resulted in the sales and marketing affiliates, like the one in the United States, realizing a lower margin, consistent with its marketing efforts.

[22]	Valeant Pharmaceuticals International, Inc., Quarterly Report on Form 10-Q for period ended June 30, 2014, p. 27, note 15, Income Taxes, available at http://www.sec.gov/Archives/edgar/data/ 885590/000088559014000063/valeantq22014.htm#s888AB14B555764B4075BFBF8B7F6C44F.
[23]	Biovail’s former chief financial officer, Brian Crombie, explained that in order for Biovail to take advantage of Canada’s tax treaty with Barbados (which applied a one percent tax on companies with annual revenue of over $2 million), control over the company’s research and development, product, and acquisition decisions had to be resident in Barbados, not in Canada. See Brian Crombie, A Great International Tax Structure Taken Too Far?: The Case of the Valeant-Biovail Merger (Dec. 14, 2010) available at http://ftalphaville.ft.com/files/2014/08/ISM-Internation-tax-final-Brian-Crombie.pdf.

14	ANSWER TO COUNTERCLAIMS

Unlike Biovail, though, which held its intellectual property in lower-tax jurisdictions like Barbados, on information and belief, Valeant now holds a significant amount of its intellectual property in the United States, including the intellectual property acquired in the legacy Valeant and Medicis business combinations, as well as the B&L business combination.24 For this reason, the Valeant subsidiary in the United States may no longer be a mere sales and marketing entity, and therefore should be realizing a larger share of the margin on sales of products to third parties, as well as receiving compensation for foreign sales of products based on U.S. intellectual property. According to the income tax footnote to Valeant’s December 31, 2013 financial statements, Valeant had a significant increase in the deferred tax asset related to its net operating losses in 2013 that exceeded both the increase in the valuation allowance25 and Valeant’s debt service for the same time period.26 The increase in the deferred tax asset related to net operating losses in excess of the increase in the valuation allowance and debt service, on information and belief, relates to the Valeant subsidiary in the United States.27 This increase in U.S. net operating losses suggests that Valeant is

[24]	Letter from Valeant to Jim B. Rosenberg, Senior Assistant Chief Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission dated November 12, 2013 available at http://www.sec.gov/Archives/edgar/data/885590/000134100413001175/filename1.htm.
[25]	Footnote 21, Income Taxes, Valeant Pharmaceuticals International, Inc. Annual Report on Form 10-K for the year ended December 31, 2013, page F-80, available at http://www.sec.gov/Archives/edgar/data/885590/000088559014000025/valeant2013form10-k.htm.
[26]	Valeant Pharmaceuticals International, Inc. Annual Report on Form 10-K for the year ended December 31, 2013, Consolidated Statements of (Loss) Income, page F-6, available at http://www.sec.gov/Archives/edgar/data/885590/000088559014000025/valeant2013form10-k.htm.
[27]

In its letter dated November 12, 2103 to Jim B. Rosenberg, Senior Assistant Chief Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission, Valeant noted that it had significant deferred tax assets in Canada and the United States. The deferred tax assets for tax losses in Canada had a full valuation allowance. Valeant did not record a valuation allowance against its U.S. deferred tax assets. On the basis of Valeant’s letter, the increase in the valuation allowance in 2013 was likely related to tax losses in Canada. Therefore, the excess of the tax loss carryforward over the increase in the valuation allowance and interest expense was likely attributable to the Valeant subsidiary in the U.S. Letter available at http://www.sec.gov/Archives/edgar/data/885590/000088559014000025/valeant2013form10-k.htm. Further, in a December 2013 presentation to the Valeant Board of Directors, the estimated deferred tax attributes for Valeant US included net operating losses of $1.75 billion.

15	ANSWER TO COUNTERCLAIMS

realizing an overly large share of its profits in lower-tax jurisdictions, and raises questions about whether Valeant has effectively maintained the Biovail structure to minimize taxable income in the United States, Canada, and other higher-tax jurisdictions.28 Indeed, Biovail’s founder recently confirmed that he and three other individuals made a formal presentation in 2012 to U.S. regulatory authorities denouncing Valeant’s tax strategies as unlawful.29

Bausch & Lomb’s Declining Growth

Counterclaimants challenge Allergan’s observations about B&L’s fate following its acquisition by Valeant, including a June 10, 2014 statement that “Bausch & Lomb’s outlook is poor.” Counterclaims ¶¶ 46–48. Allergan’s statements are well-grounded in fact. In its second quarter 2014 Form 10-Q, Valeant disclosed that its cost of goods sold was adversely affected by its product mix, including the product portfolio from B&L—thereby indicating that the B&L portfolio is not generating as high a margin as Valeant’s products that have patent protection.30 Furthermore, Valeant calculated B&L’s first and second quarter 2014

[28]	Eugene Melnyk—founder of Canadian company Biovail Corp., which merged with Valeant in 2010—was the latest observer to describe Valeant as a “house of cards.” Mr. Melnyk warned that Valeant will crash quickly when it loses the low tax rate it exploits improperly by “masquerading as a Canadian company,” when, in fact, Valeant’s corporate leadership is in the United States, not in Canada. Nicolas Van Praet, INTERNATIONAL BUSINESS TIMES, Billionaire Eugene Melnyk: I’m a ‘whistleblower’ on tax allegations against Valeant (Aug. 23, 2014) available at http://www.valuewalk.com/2014/08/valeant-taxes-canada/.
[29]	Id.
[30]	Valeant Pharmaceuticals International, Inc., Quarterly Report on Form 10-Q for period ended June 30, 2014, p. 47.

16	ANSWER TO COUNTERCLAIMS

organic growth based on year-over-year pro forma revenue using revenues for 2013 that differ from the GAAP financials for B&L that Valeant included in its Form 8-K/A filed on October 18, 2013. The Form 8-K/A reports B&L revenue for the first half of 2013 as $38.1 million greater than the pro forma B&L revenues used to calculate the pro forma organic growth rates reported by Valeant in its earnings releases during the first and second quarters of 2014.31 Using B&L’s revenues from Valeant’s Form 8-K/A filing reduces B&L’s pro forma growth rate during the first half of 2014 to 8.0%. Valeant’s earnings release for the full year 2013 shows the B&L global organic growth rate of 10.1% for the two quarters of 2013 following the acquisition based on year-over-year pro forma revenue numbers. However, based on Valeant’s adjustments to 2013 first half revenues of over $38 million, on information and belief, the second half of B&L’s 2012 pro forma revenue numbers are lower than B&L’s actual revenue, which would inflate Valeant’s reported B&L organic growth rates under Valeant ownership in 2013.32

Market analysts have also noted that Valeant needs to perpetuate its serial acquisition strategy in order to maintain its stock value before its “growth” loses steam after the B&L acquisition.33 According to one market analyst: “Valeant’s stock is highly overvalued when you factor in its debt and growth rates and compare with Allergan. Valeant is in a hurry to do a deal before the anniversary of

[31]	Valeant Pharmaceuticals International, Inc. Form 8-K/A, filed October 18, 2014 shows YTD June 30, 2013 B&L revenue of $1,575.4 million. Valeant Pharmaceuticals International, Inc., Forms 8-K for periods ending March 31, 2014 and June 30, 2014, filed on May 8, 2014 and July 31, 2014, Table 6, footnotes (g), (h), and (i) show B&L pro forma revenues as $741.7 million and $795.6 million, respectively.
[32]	Valeant Pharmaceuticals International, Inc., Form 8-K Fourth Quarter and Full Year 2013 Earnings Release, Table 6, footnotes (g), (h), and (i), filed February 27, 2014
[33]

See generally, Chad Brand, SEEKING ALPHA, Valeant Pharmaceuticals’ Highly Publicized Acquisition Strategy Is Biting Back (Aug. 20, 2014) available at http://seekingalpha.com/article/2438815-valeant-pharmaceuticals-highly-publicized-acquisition-strategy-is-biting-back.

17	ANSWER TO COUNTERCLAIMS

the B&L acquisition.”34 This analyst further observed: “Without an acquisition, Valeant’s organic growth rate, unsustainable business model, and valuation will become apparent to everyone, leading to the exit of momentum investors from its stock.”35

Price Increases Drive Valeant’s Revenue

There is also clear factual support for Allergan’s view that Valeant’s growth is largely the result of price increases, rather than increases in the volume of sales. Counterclaims ¶¶ 47–48. Valeant says so itself. Valeant’s Form 10-Q for the second quarter of 2014 disclosed that its product sales revenues from existing businesses increased primarily as the result of price increases (as opposed to resulting from increased sales).36 Valeant also disclosed during its July 31, 2014 earnings call that approximately 45% of its second quarter 2014 growth came from volume for its top 20 products, excluding declining products. According to a report from BMO Capital Markets published that same day: “This seems to confirm that the majority of growth for the top 20 products is being driven by price. We do not know why declining products were taken out of this calculation since if aggressive price increases resulted in volume declines, then AGN shareholders would like to know the real impact of price vs. volume.”37

Furthermore, Valeant—unlike other pharmaceutical companies (including Allergan)—fails to disclose price increases for its drugs.38 A recent analyst article

[34]	SEEKING ALPHA, Why Allergan Should Reject Valeant (June 2, 2014) available at http://seekingalpha.com/article/2249473-why-allergan-should-reject-valeant.
[35]	Id.
[36]	Valeant Pharmaceuticals International, Inc., Quarterly Report on Form 10-Q for period ended June 30, 2014, pgs. 44–45.
[37]	BMO Capital Markets, VRX’s Lowered Guidance Shakes Deal Confidence (July 31, 2014).
[38]

SEEKING ALPHA, How Valeant Continues To Hide Important Financial Data From Investors That Other Pharmas Disclose (Aug. 26, 2014) available at http://seekingalpha.com/article/2450995-how-valeant-continues-to-hide-important-financial-data-from-investors-that-other-pharmas-disclose.

18	ANSWER TO COUNTERCLAIMS

explains: “If a company discloses how much of its revenue growth comes from price increases and how much from increased unit volume, investors can make a judgment about the sustainability of the business. If steep price increases are being used to mask a rotting portfolio, then investors can exit before the revenue goes cold turkey (as non-Bausch & Lomb revenue has).”39

The Gross Inadequacy Of Valeant’s Offer

Counterclaimants allege that Allergan’s characterization of Valeant’s exchange offer as a “grossly inadequate” offer that “substantially undervalues” Allergan was false because it was based purely on “inadequacy” opinions from Goldman Sachs and Bank of America Merrill Lynch (“BAML”). Counterclaims ¶¶ 49–52. This allegation is meritless. Allergan’s Board conducted a detailed review of Valeant’s initial proposal, revised proposal, and exchange offer throughout May and June 2014. Following a full examination of the offer and all relevant facts, the Board unanimously concluded that in its opinion the exchange offer was “grossly inadequate” and “substantially undervalues” Allergan.

In analyzing Valeant’s initial proposal, Allergan’s Board considered the value of the Valeant common stock—which, of course, is a significant portion of the consideration offered—the challenges of combining companies with diametrically opposed strategies, and the potential effect of the combination on the future value of Valeant’s common stock. The Board also analyzed the value, growth, business prospects, and overall improved outlook of Allergan as a standalone company, as well as Valeant’s organic growth, business operations, financial performance and condition, acquisitions, and regulatory and governmental risks including tax, antitrust, legal, and political matters. Allergan’s publicly available investor presentations meticulously detail the Board’s process.

[39]	Id.

19	ANSWER TO COUNTERCLAIMS

When discussing Valeant’s revised proposal, the Board contemplated the strengths, weaknesses, strategies, outlook, growth, and research and development results and capabilities of Allergan and of Valeant. Finally, when the Board considered Valeant’s exchange offer, it not only looked to the opinions of its financial advisors, but also examined, among other things, the value of the common shares of Valeant, the urgency with which Valeant is pursuing the exchange offer, the actions taken by Valeant and Pershing Square in the process of making Valeant’s series of unsolicited proposals to acquire Allergan, the quantity and nature of the exchange offer’s conditions, and the value, growth, and business prospects of Allergan.

Allergan has taken a number of actions since the initial offer was made that have dramatically increased the value of its own stock, including contemplated restructuring activities and raising its public guidance. During the pendency of Valeant’s offer, Allergan expected to achieve strong second quarter 2014 results, and anticipated FDA approval for its product OZURDEX®, which was in fact approved on June 30, 2014.40 The Board took Allergan’s tremendous financial results and these other developments into account. The “inadequacy” opinions provided by Goldman Sachs and BAML—completely standard opinions, routinely obtained in non-friendly merger scenarios—were just one part of the overall universe of information upon which the Board based its conclusions about Valeant’s offers.41 These opinions provided further support for the Board’s conclusion that accepting Valeant’s offer would not be in the best interests of

[40]	Allergan Press Release, Allergan Reports Second Quarter 2014 Operating Results (July 21, 2014), available at http://agn.client.shareholder.com/earningsreleasedetail.cfm?ReleaseID=860851.
[41]

See, e.g., Air Prods. & Chems., Inc. v. Airgas, Inc., 16 A.3d 48, 104 (Del. Ch. 2011) (holding that the board’s reliance on multiple financial advisors’ inadequacy opinions in reaching its conclusion that a hostile offer was “clearly inadequate,” the “board’s process easily passe[d] the smell test”) (internal quotations omitted).

20	ANSWER TO COUNTERCLAIMS

Allergan’s stockholders. Indeed, there is no requirement that a board get any opinion in the first place, so it is disingenuous to allege wrongdoing for the type of opinion the Board received.

In the course of pursuing Allergan, Valeant has released several presentations that contain a misleading view of Valeant’s value and cash flow. For example, on April 22, 2014, Valeant made a presentation entitled, An Unrivaled Platform for Growth & Value in Healthcare, which claimed to compare the non-GAAP financial measures “Adjusted Cash Net Income” and “Cash EPS” of Valeant, Allergan, and the proposed merged entities.42 These comparisons purported to show that Valeant has higher revenue and net income than Allergan, and higher non-GAAP Cash EPS.43 These statements focused exclusively on short term, non-GAAP earnings and cash, and not on actual GAAP earnings and revenues—just like Paragraph 26 of the Counterclaims. Had Valeant used GAAP metrics in any of those comparisons, it would have been forced to disclose that it is, in fact, operating at a loss, while Allergan has had long-term profitability and stability. By inflating the value of its own stock, Valeant seeks to gin up support for a transaction that fundamentally undervalues Allergan’s shares.

Mr. Pearson claimed in this presentation that $2.7 billion in annual operating cost synergies, plus additional “revenue” and “tax” synergies, could be extracted from the Allergan transaction, all while maintaining Allergan’s $300 million in annual research and development spending, “high single-digit organic revenue growth for the foreseeable future,” and the ability to leverage a strong balance

[42]	Allergan, Inc., Form 425 (filed by Valeant Pharmaceuticals International, Inc., Apr. 22, 2014) at 1, available at http://www.sec.gov/Archives/edgar/data/850693/000119312514151730/d714817d425.htm.
[43]	Id. at 11.

21	ANSWER TO COUNTERCLAIMS

sheet.44 He did not explain how Valeant could achieve cost savings and reduce Allergan’s research and development, while generating sustained organic revenue growth. These projections are made even more incredible by the fact that Valeant would have to borrow an additional $15.5 billion from Barclays and Royal Bank of Canada45 in order to buy Allergan, resulting in a staggering total of $28 billion in net debt at closing.46

Also on April 22, Pershing Square gave a presentation entitled, The Outsider: Perspectives from Allergan’s Largest Shareholder, touting the purported benefits of the merger, but failing to explain how Valeant’s slash-and-burn management style would improve the long-term fortunes of Allergan.47 During the presentation, Mr. Ackman stated that he did not believe GAAP was an accurate way of valuing Valeant, and that cash net income was a better indicator of income: “We don’t care at all about reported GAAP net income … if you look … on a GAAP net income basis, [Valeant] looks like a disaster … like a company heading off the [sic], into bankruptcy.”48

In short, Allergan’s statements about Valeant’s offer were based on extensive analysis of all operative factors, including but certainly not limited to its investment bankers’ inadequacy opinions, and are echoed in what many observers have concluded about the sustainability of Valeant’s business model and the pitfalls for Allergan investors should any such transaction proceed.49

[44]	Outsider Transcript at 7–8, 11–12, available at http://www.sec.gov/Archives/edgar/data/885590/000119312514155048/d713979d425.htm.
[45]	Id. at 13. Valeant has not disclosed to investors how it gets from its current debt load of $17.3 billion to only $28 billion if it issues an additional $15.5 billion to finance its acquisition of Allergan.
[46]	Id. at 188.
[47]	Allergan, Inc., Form 425 (presentation prepared by Pershing Square Capital Management, L.P., and filed by Valeant Pharmaceuticals International, Inc., Apr. 23, 2014), available at http://www.sec.gov/Archives/edgar/data/850693/000119312514152972/d714368d425.htm.
[48]	Outsider Transcript at 93.
[49]	See generally, Veritas Analyst Report, Beyond the Q1-F12 Earnings (May 28, 2012); David Trainer, SEEKING ALPHA, Cutting Through Valeant’s Story (July 1, 2012); Chad Brand, SEEKING ALPHA, Valeant Pharmaceuticals’ Highly Publicized Acquisition Strategy Is Biting Back (Aug. 20, 2014).

22	ANSWER TO COUNTERCLAIMS

Valeant’s and Pershing Square’s Improper Conduct

Finally, Counterclaimants assert that Allergan has made “baseless and unexplained insinuations that Valeant and/or Pershing Square have acted improperly.” Counterclaims ¶¶ 55–57. These alleged “insinuations” are not described in sufficient detail to allow Allergan to address them. To level a claim for securities laws violations against Allergan on this basis is absurd: the facts underlying Allergan’s purported “insinuations” were detailed at great length in Allergan’s Complaint, filed three weeks prior to the Counterclaims. Furthermore, analysts following Valeant’s pursuit of Allergan have repeatedly voiced concerns over the fact that the Valeant-Pershing Square partnership was aimed at circumventing the insider trading laws. For example, Bernstein Research pointed out the most obvious and troubling issue:

Valeant told a third-party investor, Pershing Square, that they intend to bid for another company. Pershing Square (through VPS, a jointly owned entity) purchased ~$4B worth of Allergan shares, knowing that an offer for [Allergan] was forthcoming. If Valeant’s CEO would have told his golf caddy that he intends to buy [Allergan], and if the caddy then bought [Allergan] shares, they both would have been in serious trouble. How can Pershing Square not be in the same position?50

[50]	Aaron Gal, How Can It Be Legal? An Analysis of the Valeant-Pershing Square Acquisition Vehicle, BERNSTEIN RESEARCH (June 2, 2014); see also Andrew Ross Sorkin, NEW YORK TIMES, Ackman and Valeant’s Bid for Botox Maker May Be Too Clever to Be Legal (Aug. 4, 2014) available at http://dealbook.nytimes.com/2014/08/04/valeants-deal-with-ackman-may-be-too-clever-to-be-legal/; Linette Lopez, BUSINESS INSIDER, Sorkin Thrashes Bill Ackman On Allergan (Aug. 5, 2014) available at http://www.businessinsider.com/sorkin-thrashes-bill-ackman-on-allergan-2014-8.

23	ANSWER TO COUNTERCLAIMS

As many have observed, Defendants’ conduct violates the letter and spirit of Rule 14e-3—a disclose-or-abstain rule that prohibits trading on inside information received from an offering person. Defendants do not dispute that Pershing Square received information regarding a potential business transaction involving Allergan, and without disclosing that information, purchased shares in Allergan. Defendants stood to make millions—if not billions—of dollars after Allergan’s stock price increased when the inside information was made public. While Defendants dispute whether their tipping and trading conduct is illegal, they do not dispute that they engaged in the discussions and trading that Allergan alleged in its Complaint.51

Allergan’s Meetings With Its Canadian Stockholders.

The allegations that form the basis of the 14a-3 Counterclaim regarding the alleged solicitation of Valeant stockholders are baseless. Counterclaimants allege that Allergan executives visited in Canada with Valeant stockholders who do not own Allergan stock. In truth, all of the investors with whom Allergan visited during its Canadian investor tour—organized through the Bank of Montreal analyst, David Maris, who covers Allergan stock—were Allergan stockholders. In addition, as Canada is Allergan’s number one market outside of the United States, it is logical and reasonable that Allergan executives would travel there, as they have done on many previous occasions.

Finally, Counterclaimants falsely suggest that Allergan (or someone at Allergan’s direction) “surreptitiously” recorded a telephone conversation on May 13, 2014, between Mr. Ackman and Mr. Pyott in order to publicize the “private conversation” and use it to Allergan’s advantage in the litigation. Counterclaims ¶¶ 1, 43. This insinuation is flatly false. As Allergan informed Counterclaimants

[51]	See Defendants Valeant Pharmaceuticals International, Inc., Valeant Pharmaceuticals International, Answer To Complaint and Affirmative Defenses (Dkt. 40) ¶¶ 9–10, 55, 64–66; Answer and Affirmative Defenses of Pershing Square Defs. (Dkt. 39) ¶¶ 9–10, 55, 64–66.

24	ANSWER TO COUNTERCLAIMS

prior to the date of their filing with the Court, no Allergan employee recorded the call, authorized the recording, or even knew of the recording at the time it was made by a third party. Any suggestion by Counterclaimants that Allergan—or anyone else, at Allergan’s request or with Allergan’s knowledge—recorded the May 13 call unlawfully, or for the purpose of gaining litigation advantage, is disingenuous.

*        *        *

Defendants mischaracterize Allergan’s public statements and offer feeble rebuttals to statements of opinion and belief that are well-grounded in truth—a truth about Valeant’s unsustainable business model that has been echoed by many market observers.

ANSWER

1. Counterclaim Defendants admit that Valeant proposed a merger in April 2014 but deny that the proposal includes a substantial premium and adequately and fairly compensates Allergan stockholders in light of the true intrinsic values of Valeant’s and Allergan’s stock. Counterclaim Defendants admit that Allergan’s Board rejected the proposal. To the extent Paragraph 1 purports to describe, characterize, or quote the Glass Lewis report, the report speaks for itself, should be read as a whole, and provides only as stated therein. Counterclaim Defendants respectfully refer the Court to the report for a full and complete statement of its content. Counterclaim Defendants further assert that any statements from Glass Lewis are wholly irrelevant to this lawsuit. Counterclaim Defendants admit that a May 13, 2014 conversation between Mr. Ackman and Mr. Pyott was recorded, but deny that anyone at Allergan recorded the call between Mr. Pyott and Mr. Ackman. Counterclaim Defendants deny the allegations in Paragraph 1 to the extent that they imply that the call between Mr. Pyott and Mr. Ackman was recorded by Allergan—or anyone else, at Allergan’s request or with Allergan’s knowledge—unlawfully, or for the purpose of gaining any litigation

25	ANSWER TO COUNTERCLAIMS

advantage or any other nefarious purpose. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the allegations in this paragraph regarding Mr. Ackman’s knowledge or belief and therefore deny each and every such allegation. Counterclaim Defendants deny the remaining allegations in this paragraph.

2. To the extent the allegations in Paragraph 2 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants deny the remaining allegations in this paragraph.

3. Counterclaim Defendants deny the allegations in Paragraph 3.

4. Counterclaim Defendants deny the allegations in Paragraph 4.

5. Counterclaim Defendants deny the allegations in Paragraph 5.

6. To the extent the allegations in Paragraph 6 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. To the extent Paragraph 6 purports to describe, characterize or quote the Exchange Act and the rules promulgated thereunder, the securities laws speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the Exchange Act and the rules promulgated thereunder for a full and complete statement of its content. Counterclaim Defendants deny the remaining allegations in this paragraph.

JURISDICTION AND VENUE

7. To the extent the allegations in Paragraph 7 call for legal conclusions, Counterclaim Defendants need not respond.

8. To the extent the allegations in Paragraph 8 call for legal conclusions, Counterclaim Defendants need not respond. Counterclaim Defendants admit that

26	ANSWER TO COUNTERCLAIMS

Allergan is headquartered in this District and conducts continuous and systematic business activities here. Counterclaim Defendants admit that the individual defendants are directors of a company headquartered in this District. Counterclaim Defendants deny the remaining allegations in this paragraph.

9. To the extent the allegations in Paragraph 9 call for legal conclusions, Counterclaim Defendants need not respond.

THE PARTIES

10. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the status of Pershing Square Capital Management, L.P. as a registered investment advisor and on that basis deny that allegation. Counterclaim Defendants admit the remaining allegations in this paragraph.

11. Counterclaim Defendants admit the allegations in Paragraph 11.

12. To the extent the allegations in Paragraph 12 call for legal conclusions, Counterclaim Defendants need not respond. Counterclaim Defendants admit that PS Fund 1 LLC owns 28,878,538 shares of Allergan stock. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the allegations in this paragraph and therefore deny each and every such allegation.

13. Counterclaim Defendants admit the allegations in Paragraph 13.

14. Counterclaim Defendants admit the allegations in Paragraph 14.

15. Counterclaim Defendants admit the allegations in Paragraph 15.

16. Counterclaim Defendants deny all allegations in Paragraph 16 that they violated any applicable securities law or engaged in any otherwise culpable conduct. Counterclaim Defendants admit that David Pyott is the Chief Executive Officer of Allergan and the Chairman of the Allergan Board of Directors. Counterclaim Defendants admit that Mr. Pyott has been the Chief Executive Officer of Allergan since January 1998 and the Chairman of the Board of Directors since 2001. Counterclaim Defendants admit that Mr. Pyott served as President of

27	ANSWER TO COUNTERCLAIMS

Allergan from January 1998 until February 2006. Counterclaim Defendants admit that, in the years 2011, 2012, and 2013, total cash and non-cash compensation earned by, awarded, or paid to, Mr. Pyott averaged $15.7 million annually. Counterclaim Defendants admit that Allergan granted Mr. Pyott 165,000 restricted stock units in 2012 to “recognize over a decade of outstanding performance.” Counterclaim Defendants allege that the restricted stock units were granted pursuant Allergan’s 2011 Incentive Award Plan. Counterclaim Defendants admit that Mr. Pyott sold 252,000 shares of Allergan stock at an average price of $123.12 in the first quarter of 2014. Counterclaim Defendants admit that the shares were not sold pursuant to a 10b5-1 plan. Counterclaim Defendants deny the remaining allegations in this paragraph.

17. Counterclaim Defendants deny that they or Ms. Dunsire violated any applicable securities law or engaged in any otherwise culpable conduct. Counterclaim Defendants admit the remaining allegations in Paragraph 17.

18. Counterclaim Defendants deny that they or Mr. Gallagher violated any applicable securities law or engaged in any otherwise culpable conduct. Counterclaim Defendants admit the remaining allegations in Paragraph 18.

19. Counterclaim Defendants deny that they or Mr. Jones violated any applicable securities law or engaged in any otherwise culpable conduct. Counterclaim Defendants deny that Mr. Jones was appointed to the Board of Directors in 2005. Counterclaim Defendants admit the remaining allegations in Paragraph 19.

20. Counterclaim Defendants deny that they or Mr. Lavigne violated any applicable securities law or engaged in any otherwise culpable conduct. Counterclaim Defendants admit the remaining allegations in Paragraph 20.

21. Counterclaim Defendants deny that they or Mr. Ray violated any applicable securities law or engaged in any otherwise culpable conduct. Counterclaim Defendants admit the remaining allegations in Paragraph 21.

28	ANSWER TO COUNTERCLAIMS

22. Counterclaim Defendants deny that they or Mr. McDonnell violated any applicable securities law or engaged in any otherwise culpable conduct. Counterclaim Defendants admit the remaining allegations in Paragraph 22.

23. Counterclaim Defendants deny that they or Mr. Proctor violated any applicable securities law or engaged in any otherwise culpable conduct. Counterclaim Defendants admit the remaining allegations in Paragraph 23.

24. Counterclaim Defendants deny that they or Mr. Termeer violated any applicable securities law or engaged in any otherwise culpable conduct. Counterclaim Defendants admit the remaining allegations in Paragraph 24.

FACTUAL ALLEGATIONS

25. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the allegations in this paragraph and therefore deny each and every such allegation. Counterclaim Defendants assert that Pershing Square is controlled by its founder, Ackman, an “activist investor” who typically tries to make money by acquiring minority stakes in companies, and threatening their boards with proxy contests unless they take steps towards short-term increases in the stock price—often through a sale or other transaction. Pershing Square has previously pursued widely known companies—including those listed in this paragraph, as well as Target, J.C. Penny and McDonald’s—in some cases, extracting significant concessions from the target, and in others, failing to do so. Pershing Square’s present interest in Allergan comes on the heels of several recent high-profile stumbles, including Ackman’s ill-fated bets against Herbalife and in support of J.C. Penney.

26. Counterclaim Defendants admit that Valeant has asserted in various filings with the SEC and in other public releases that it is cash-flow positive, with substantial and rapidly growing cash earnings, good credit, and a low debt-to-earnings ratio. To the extent Paragraph 26 purports to describe, characterize or quote these statements by Valeant, the statements speak for themselves, should be

29	ANSWER TO COUNTERCLAIMS

read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the filings and releases for a full and complete statement of their content. Nevertheless, Counterclaim Defendants deny that any such statements, even if true, would indicate that Valeant is a “successful” company—and certainly not when compared to the financial health of Allergan. For example:

•	With respect to Counterclaimants’ allegations that Valeant is “cash-flow positive,” Counterclaim Defendants respond that, on information and belief Valeant’s financial performance is inferior to Allergan’s on the basis of net cash provided by operating activities on the cash flow statement. In addition to having superior cash flows provided by operating activities, Allergan’s cash flow from operations/average total liabilities and price to cash flow ratios exceed the comparable measures for Valeant. Further, Valeant’s cash flow margin ratio exceeds Allergan’s only because Allergan’s research and development expenses are included in operating activities, while Valeant’s “research and development expenses” (acquired intangible assets) are reflected in cash flows from investing activities. Including amortization of intangible assets as a proxy for research and development expense would result, on information and belief, in Valeant reporting net cash used in operating activities for 2013 and 2012, and would reduce net cash provided by operating activities for 2011 to a nominal amount.

•

With respect to Counterclaimants’ allegations concerning Valeant’s “good credit,” Counterclaim Defendants respond that Valeant’s credit rating is below investment grade: BB- from Standard & Poor’s (“S&P”) and Ba3 from Moody’s. Each of these ratings is considered “speculative” and subject to substantial credit risk. In contrast, Allergan has A+ and A3 investment-grade ratings from S&P and Moody’s, respectively. And while Counterclaimants allege that Valeant has “a low debt-to-earnings ratio,” the earnings referenced are, on information and belief, non-GAAP earnings. This is not an accurate reflection of

30	ANSWER TO COUNTERCLAIMS

Valeant’s core business operations because Valeant incurred an operating loss in 2013 and had net losses in 2013 and 2012. By U.S. GAAP standards, the ratio referenced by Valeant is $17.3 billion-to-zero. The most common leverage ratio relied on by analysts and the investment community, however, is debt-to-equity. Valeant has a high debt-to-equity ratio of 3.23x, as of June 30, 2014. Ratings reports by S&P and Moody’s characterize Valeant’s debt to equity as high and point to the high leverage as a reason for Valeant’s below investment grade rating. In addition, on information and belief, Valeant’s quick ratio, which is determined as current assets less inventory divided by current liabilities and measures a company’s ability to cover short term debts with its relatively liquid assets, is 1.7x compared to Allergan’s 3.4x.

•	With respect to Counterclaimants allegations concerning Valeant’s “business strategy” to earn revenue through the sale of a diversified portfolio of durable products, Counterclaim Defendants respond that, on information and belief, of the Top 20 products reported by Valeant in its Q2 Earnings Presentation, products that are currently under patent protection (which generate greater margins than products not under patent protection) represent over 40% of the revenues of Valeant’s Top 20 products. On information and belief, products with patents expiring within the next 30 months represent over 20% of Valeant’s Top 20 products.

•

With respect to Counterclaimants assertion that Valeant transacts with companies making products that are not subject to high-risk R&D activity, Counterclaim Defendants respond that Valeant preys on companies that engaged in high-risk R&D to successfully develop the products that Valeant is now exploiting. With respect to Counterclaimants assertions that Valeant engages in low-risk, high-reward transactions, Counterclaim Defendants respond that, on information and belief, Valeant has recognized impairment charges on IPR&D since merging with Biovail Corporation in 2010 ($89.2 million, $109.2 million, $189.9 million and

31	ANSWER TO COUNTERCLAIMS

$153.6 million in 2010, 2011, 2012 and 2013, respectively). Indeed, Valeant’s reported growth rate is based on its acquisition of more than one hundred companies since 2008—resulting in a crushing debt load of $17.3 billion. Valeant’s business model depends on constantly making new and larger acquisitions of companies with successful products and strong cash flows and balance sheets, using these acquired assets to offset the debt burdens of the previous acquisitions, and then cutting research and development efforts in order to reap the profits of the acquired companies’ revenue streams without incurring expenses for the research and development—before Valeant’s entire enterprise eventually collapses for lack of the next acquisition. As numerous analysts and market observers have commented, this business model is unsustainable.

Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the remaining allegations in this paragraph and therefore deny each and every such allegation.

27. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the allegations in the first sentence of Paragraph 27. Counterclaim Defendants admit that Valeant and Pershing Square purported to enter into an agreement on February 25, 2014. Counterclaim Defendants assert that Valeant began taking substantial steps toward launching a tender offer on February 6, 2014 or earlier. Counterclaim Defendants admit that PS Fund 1 began purchasing Allergan stock on February 25, 2014. Counterclaim Defendants admit that on April 21, 2014 Valeant and Pershing Square announced that PS Fund 1 was the beneficial owner of 9.7% of Allergan’s outstanding stock. Counterclaim Defendants admit that Valeant and Pershing Square simultaneously announced a proposal by which Valeant would acquire Allergan for a mixture of cash and Valeant stock. Counterclaim Defendants admit that Valeant and Pershing Square issued a statement that the proposal represented a substantial premium over the pre-announcement share price, but deny the truth of that statement. Counterclaim

32	ANSWER TO COUNTERCLAIMS

Defendants lack knowledge or information sufficient to form a belief as to the truth of the remaining allegations in this paragraph and therefore deny each and every such allegation.

28. Counterclaim Defendants deny the allegations in Paragraph 28 that to the extent they imply that Counterclaim Defendants participated in any fraudulent or otherwise wrongful conduct. Counterclaim Defendants admit that Allergan sent Valeant a letter stating that Allergan’s Board had rejected Valeant’s proposal. Counterclaim Defendants admit that Allergan issued a press release and investor presentation setting forth the Board’s reasons for rejecting a transaction. To the extent Paragraph 28 purports to describe, characterize or quote the terms of the May 12, 2014 letter and Allergan’s subsequent press release, the documents speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the documents for a full and complete statement of their content. Counterclaim Defendants assert that Allergan’s Board conducted a detailed review of Valeant’s initial proposal, revised proposal, and exchange offer at its meetings in May and June of 2014. Counterclaim Defendants further assert that the Allergan Board’s opinion that the offer was “grossly inadequate” was the determination of the unanimous Board after a full examination of the offer and additional relevant facts.

29. To the extent Paragraph 29 purports to describe, characterize or quote the terms of the May 30, 2014 letter, the document speaks for itself, should be read as a whole, and provides only as stated therein. Counterclaim Defendants respectfully refer the Court to the document for a full and complete statement of its content. Counterclaim Defendants deny the remaining allegations in Paragraph 29.

30. To the extent Paragraph 30 purports to describe, characterize or quote the terms of the May 30, 2014 letter, Counterclaim Defendants state that it speaks for itself, should be read as a whole, and provides only as stated therein. Counterclaim Defendants respectfully refer the Court to the document for a full

33	ANSWER TO COUNTERCLAIMS

and complete statement of its content. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the remaining allegations in this paragraph and therefore deny each and every such allegation.

31. To the extent Paragraph 31 purports to describe, characterize or quote the terms of the May 30, 2014 letter, Counterclaim Defendants state that it speaks for itself, should be read as a whole, and provides only as stated therein. Counterclaim Defendants respectfully refer the Court to the document for a full and complete statement of its content. Counterclaim Defendants deny that as of the date of the offer, the market price of Valeant shares and Allergan shares reflected their true value, and on that basis among others deny the remaining allegations in this paragraph.

32. Counterclaim Defendants deny all allegations in Paragraph 32 that they violated any applicable securities law. Counterclaim Defendants admit that Allergan’s Board rejected the offer. Counterclaim Defendants assert that Allergan’s Board conducted a detailed review of Valeant’s initial proposal, revised proposal, and exchange offer at its meetings in May and June of 2014. Counterclaim Defendants further assert that the Allergan Board’s opinion that the offer was “grossly inadequate” was the determination of the unanimous Board after a full examination of the offer and additional relevant facts. Counterclaim Defendants deny the remaining allegations in this paragraph.

33. To the extent the allegations in Paragraph 33 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants admit that Pershing Square worked to call a stockholder meeting but deny the remaining allegations in the first sentence of Paragraph 33. To the extent Paragraph 33 purports to describe, characterize or quote Allergan’s Certificate of Incorporation, the document speaks for itself, should be read as a whole, and provides only as

34	ANSWER TO COUNTERCLAIMS

stated therein. Counterclaim Defendants respectfully refer the Court to the document for a full and complete statement of its content. Counterclaim Defendants deny that the Allergan Board was unwilling to consider a transaction. Counterclaim Defendants assert that Allergan’s Board conducted a detailed review of Valeant’s initial proposal, revised proposal, and exchange offer at its meetings in May and June of 2014. Counterclaim Defendants further assert that the Allergan Board’s opinion that the offer was “grossly inadequate” was the determination of the unanimous Board after a full examination of the offer and additional relevant facts. Counterclaim Defendants assert that Valeant began taking substantial steps toward launching a tender offer on February 6, 2014 or earlier, and on that basis deny that Pershing Square sought to call a shareholder meeting to “give shareholders an opportunity to be heard.” Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the remaining allegations in this paragraph and therefore deny each and every such allegation.

34. To the extent the allegations in Paragraph 34 call for legal conclusions, Counterclaim Defendants need not respond. To the extent a response is required, Counterclaim Defendants admit that Pershing Square filed a preliminary solicitation statement on Schedule 14A on June 2, 2014. To the extent Paragraph 34 purports to describe, characterize or quote Pershing Square’s June 2, 2014 Schedule 14A and Allergan’s bylaws, the documents speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the documents for a full and complete statement of their content. Counterclaim Defendants assert that Valeant began taking substantial steps toward launching a tender offer on or about February 6, 2014, prior to the filing of the Schedule 14A. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the remaining allegations in this paragraph and therefore deny each and every such allegation.

35	ANSWER TO COUNTERCLAIMS

35. To the extent the allegations in Paragraph 35 call for legal conclusions, Counterclaim Defendants need not respond. To the extent a response is required, Counterclaim Defendants deny that the pre-announcement prices of Valeant and Allergan reflect their true value. On that basis, Counterclaim Defendants deny the allegation that the offer reflects a substantial premium over the pre-announcement market value of Allergan. Counterclaim Defendants admit that Glass Lewis issued the report referenced in Paragraph 35. To the extent Paragraph 35 purports to describe, characterize or quote the terms of the Glass Lewis report, the report speaks for itself, should be read as a whole, and provides only as stated therein. Counterclaim Defendants respectfully refer the Court to the document for a full and complete statement of its content. Counterclaim Defendants deny the remaining allegations in this paragraph.

36. Counterclaim Defendants deny all allegations in Paragraph 36 that they violated any applicable securities law. Counterclaim Defendants assert that any and all efforts to call a special meeting have been instigated by Pershing Square, a hedge fund (a) controlled by Ackman—an “activist investor” who attempts to make money by acquiring minority stakes in companies and threatening their Boards with proxy contests unless they take steps towards short-term increases in the stock price, and (b) which acquired its 9.7 percent stake in Allergan by virtue of its violations of the insider trading laws governing tender offers. See Compl. ¶ 70. On this basis, among others, Counterclaim Defendants deny each and every allegation in Paragraph 36.

37. To the extent the allegations in Paragraph 37 call for legal conclusions, Counterclaim Defendants need not respond. To the extent a response is required, Counterclaim Defendants admit that Valeant announced its intention to launch an exchange offer on June 2, 2014 but deny any allegation in Paragraph 37

36	ANSWER TO COUNTERCLAIMS

suggesting that Valeant began taking substantial steps toward launching a tender offer at some time after February 6, 2014. Counterclaim defendants admit that Valeant filed a Schedule TO and Form S-4 with the SEC on June 18. To the extent Paragraph 37 purports to describe, characterize or quote the terms of the June 2, 2014 announcement and the June 18, 2014 Schedule TO and Form S-4, the documents speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the documents for a full and complete statement of their content. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the remaining allegations in this paragraph and therefore deny each and every such allegation.

38. To the extent the allegations in Paragraph 38 call for legal conclusions, Counterclaim Defendants need not respond. To the extent a response is required, and to the extent Paragraph 38 purports to describe, characterize or quote the terms of the June 18, 2014 Schedule TO, the document speaks for itself, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the document for a full and complete statement of its content. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the remaining allegations in this paragraph and therefore deny each and every such allegation.

39. To the extent the allegations in Paragraph 39 call for legal conclusions, Counterclaim Defendants need not respond. To the extent a response is required, Counterclaim Defendants admit that Valeant, AGMS and PS Fund 1 are identified as “co-bidders” in the Exchange Offer. To the extent the allegations in Paragraph 39 purport to assign legal meaning to the term “co-bidders,” Counterclaim Defendants respond that nothing in Rule 14e-3 suggests that Regulation 14D co-bidders should be considered a single offering person. Counterclaim Defendants assert that Valeant and Pershing Square were two

37	ANSWER TO COUNTERCLAIMS

separate “persons” with respect to the insider trading rules governing the Exchange Offer. To the extent Paragraph 39 purports to describe, characterize or quote the terms of the June 18, 2014 Schedule TO and Form S-4, the documents speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the documents for a full and complete statement of their content. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of that statement, and therefore deny such allegation.

40. To the extent the allegations in Paragraph 40 call for legal conclusions, Counterclaim Defendants need not respond. To the extent a response is required, and to the extent Paragraph 40 purports to describe, characterize or quote the Schedule TO, the document speaks for itself, should be read as a whole, and provides only as stated therein. Counterclaim Defendants respectfully refer the Court to the document for a full and complete statement of its content.

41. To the extent the allegations in Paragraph 41 call for legal conclusions, Counterclaim Defendants need not respond. To the extent a response is required, and to the extent Paragraph 41 purports to characterize the Schedule TO, Counterclaim Defendants state that the document speaks for itself and respectfully refer the Court to that document.

42. Counterclaim Defendants deny all allegations in Paragraph 42 that they violated any applicable securities law. Counterclaim Defendants deny that the pre-announcement market price of Allergan stock and Valeant stock reflect their true value, and on that basis, among others, deny the allegations that the proposal includes a substantial premium and adequately and fairly compensates Allergan shareholders. Counterclaim Defendants assert that Allergan’s Board conducted a detailed review of Valeant’s initial proposal, revised proposal, and exchange offer at its meetings in May and June of 2014. Counterclaim Defendants further assert that the Allergan Board’s opinion that the offer was “grossly inadequate” was the

38	ANSWER TO COUNTERCLAIMS

determination of the unanimous Board after a full examination of the offer and additional relevant facts. Counterclaim Defendants deny the remaining allegations in this paragraph.

43. Counterclaim Defendants deny all allegations in Paragraph 43 that they violated any applicable securities law. Counterclaim Defendants deny that anyone at Allergan recorded the call between Mr. Pyott and Mr. Ackman. Counterclaim Defendants deny the allegations in Paragraph 43 to the extent that they imply that the call between Mr. Pyott and Mr. Ackman was recorded by Allergan—or anyone else, at Allergan’s request or with Allergan’s knowledge—unlawfully, or for the purpose of gaining any litigation advantage or any other nefarious purpose. Counterclaim Defendants deny each and every other allegation in this paragraph.

44. Counterclaim Defendants deny all allegations in Paragraph 44 that they violated any applicable securities law. Counterclaim Defendants assert that Allergan’s Board of Directors conducted a detailed review of Valeant’s initial proposal, revised proposal, and exchange offer at its meetings in May and June of 2014 and Allergan’s Board’s opinion that the offer was “grossly inadequate” was the determination of the unanimous Board after a full examination of the offer and additional relevant facts. Counterclaim Defendants deny each and every allegation in this paragraph.

45. To the extent the allegations in Paragraph 45 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants admit Allergan filed a Schedule 14A with the SEC on July 8, 2014. Counterclaim Defendants admit that Allergan issued a press release on June 16, 2014. To the extent Paragraph 45 purports to describe, characterize or quote the July 8, 2014 Schedule 14A and the June 16, 2014 press release, the documents speak for

39	ANSWER TO COUNTERCLAIMS

themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the documents for a full and complete statement of their content. Counterclaim Defendants deny that Allergan has misled its shareholders or the market about Valeant’s business model or otherwise, and deny that Valeant has provided sufficient public disclosures of data or other information needed to fully analyze its core business operations. Allergan is among one of the many voices, including well recognized names from the investment community (both prior to and during Valeant’s bid for Allergan) calling into question whether Valeant’s business is strong or sustainable, and whether its financial disclosures are complete and accurate. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the allegations in this paragraph regarding Goldman Sachs and therefore deny each and every such allegation. Counterclaim Defendants deny the remaining allegations in this paragraph.

46. To the extent the allegations in Paragraph 46 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants admit Allergan made an investor presentation on June 10, 2014. Counterclaim Defendants admit Allergan made an investor presentation on May 27, 2014. To the extent Paragraph 46 purports to describe, characterize or quote the June 10, 2014 investor presentation or the May 27, 2014 investor presentation, the documents speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the documents for a full and complete statement of their content. Counterclaim Defendants deny that Allergan has failed to perform any investigation or analysis concerning its statements about B&L. Counterclaim Defendants assert that B&L’s revenues declined over 3.8% from Q4 2013 to Q1 2014. Counterclaim Defendants

40	ANSWER TO COUNTERCLAIMS

lack knowledge or information sufficient to form a belief as to the truth of the remaining allegations in this paragraph and therefore deny each and every such allegation.

47. To the extent the allegations in Paragraph 47 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants admit that Allergan filed a Schedule 14A on July 8, 2014. To the extent Paragraph 47 purports to describe, characterize or quote the July 9, 2014 Schedule 14A, the document speaks for itself, should be read as a whole, and provides only as stated therein. Counterclaim Defendants respectfully refer the Court to the document for a full and complete statement of its content. Counterclaim Defendants assert that Valeant’s Q2 2014 Form 10-Q MD&A represents that an increase in sales revenue from Valeant’s existing business (excluding generic competition, injectable sales, and divestitures) was primarily driven by price increases. Counterclaim Defendants assert that in its Q2 2014 Form 10-Q, Valeant noted that the cost of goods sold was adversely affected by the product mix, including the product portfolio from B&L, indicating that the B&L portfolio is not generating as high a margin as Valeant’s products that have patent protection. Counterclaim Defendants assert, based on Valeant’s public filings, that B&L revenues declined by more than 3.8% from Q4 2013 to Q1 2014. To the extent Paragraph 47 purports to describe, characterize or quote Valeant’s earnings call for Q1 2014, the statements made therein speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the earnings call for a full and complete statement of its content. Counterclaim Defendants deny the remaining allegations in this paragraph.

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48. Counterclaim Defendants deny all allegations in Paragraph 48 that they violated any applicable securities law. Counterclaim Defendants deny each and every allegation in this paragraph.

49. To the extent the allegations in Paragraph 49 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants assert that inadequacy opinions are standard opinions routinely obtained in hostile offers. There is no requirement that the Board obtain any opinion in order to evaluate the offer, so it is specious, at best, to criticize the type of opinion the Board received. Counterclaim Defendants deny that Allergan and its Board obtained and relied upon inadequacy opinions in an effort to mislead Allergan’s shareholders or for any other nefarious purpose. Counterclaim Defendants deny each and every remaining allegation in this paragraph.

50. Counterclaim Defendants deny all allegations in Paragraph 50 that they violated any applicable securities law. Counterclaim Defendants admit that on June 23, 2014, Allergan filed a response to Valeant’s exchange order with the SEC. To the extent Paragraph 50 purports to describe, characterize or quote Allergan’s June 23, 2014 response, the document speaks for itself, should be read as a whole, and provides only as stated therein. Counterclaim Defendants respectfully refer the Court to the document for a full and complete statement of its content. Counterclaim Defendants assert that Allergan’s Board conducted a detailed review of Valeant’s initial proposal, revised proposal, and exchange offer at its meetings in May and June of 2014. Counterclaim Defendants further assert that the Allergan Board’s opinion that the offer was “grossly inadequate” was the determination of the unanimous Board after a full examination of the offer and additional relevant facts. Counterclaim Defendants deny the remaining allegations in this paragraph.

42	ANSWER TO COUNTERCLAIMS

51. Counterclaim Defendants admit that Allergan filed a Schedule 14D-9 citing no fairness opinion, but deny any implication that a fairness opinion was necessary or appropriate under these circumstance, or that the absence of such a fairness opinion suggests any deficiency in the Allergan Board’s thorough and comprehensive analysis of Valeant’s offer. Counterclaim Defendants admit that the Schedule 14D-9 cited inadequacy opinions from Goldman Sachs and Merrill Lynch, which are routinely obtained and relied upon in hostile offer situations. To the extent Paragraph 51 purports to describe, characterize or quote the Schedule 14D-9, the document speaks for itself, should be read as a whole, and provides only as stated therein. Counterclaim Defendants respectfully refer the Court to the document for a full and complete statement of its content. Counterclaim Defendants admit that Allergan is advised by, among others, Goldman Sachs and Merrill Lynch. Counterclaim Defendants admit that Goldman Sachs and Merrill Lynch provided financial opinions to Allergan on June 21, 2014. To the extent Paragraph 51 purports to describe, characterize or quote Goldman Sachs’s and Merrill Lynch’s financial opinions, the documents speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the documents for a full and complete statement of their content. Counterclaim Defendants assert that Allergan’s Board conducted a detailed review of Valeant’s initial proposal, revised proposal, and exchange offer at its meetings in May and June of 2014. Counterclaim Defendants further assert that the Allergan Board’s opinion that the offer was “grossly inadequate” was the determination of the unanimous Board after a full examination of the offer and additional relevant facts. Counterclaim Defendants deny the remaining allegations in this paragraph.

52. To the extent the allegations in Paragraph 52 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim

43	ANSWER TO COUNTERCLAIMS

Defendants violated any applicable securities law. To the extent Paragraph 52 purports to describe, characterize or quote the written opinions of Goldman Sachs and Merrill Lynch, the documents speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the documents for a full and complete statement of their content. Counterclaim Defendants admit that Allergan has stated that the price offered by Valeant represented “grossly inadequate” value for Allergan stockholders. Counterclaim Defendants assert that Allergan’s Board conducted a detailed review of Valeant’s initial proposal, revised proposal, and exchange offer at its meetings in May and June of 2014. Counterclaim Defendants further assert that the Allergan Board’s opinion that the offer was “grossly inadequate” was the determination of the unanimous Board after a full examination of the offer and additional relevant facts. Counterclaim Defendants deny the remaining allegations in this paragraph.

53. To the extent the allegations in Paragraph 53 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. To the extent Paragraph 53 purports to describe, characterize or quote the research report of Bank of America Merrill Lynch, the document speaks for itself, should be read as a whole, and provides only as stated therein. Counterclaim Defendants respectfully refer the Court to the document for a full and complete statement of its content. Counterclaim Defendants assert that when the Board considered Valeant’s exchange offer and rejected it as “grossly inadequate,” it considered the opinions of its financial advisors, the value of the common shares of Valeant, the urgency with which Valeant is pursuing the exchange offer, the actions taken by Valeant and Pershing Square in the process of making their series of unsolicited proposals to acquire Allergan, the quantity and nature of the exchange offer’s conditions, and the value, growth and business prospects of Allergan. Counterclaim Defendants deny the remaining allegations in this paragraph.

44	ANSWER TO COUNTERCLAIMS

54. To the extent the allegations in Paragraph 54 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. To the extent Paragraph 54 purports to describe, characterize or quote the Schedule 14D-9 and SEC Release No. 34-16833 (May 23, 1980), the documents speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the documents for a full and complete statement of their content. Counterclaim Defendants admit that Allergan has stated that the price offered by Valeant represented “grossly inadequate” value for Allergan stockholders. Counterclaim Defendants assert that Allergan’s Board conducted a detailed review of Valeant’s initial proposal, revised proposal, and exchange offer at its meetings in May and June of 2014. Counterclaim Defendants further assert that the Allergan Board’s opinion that the offer was “grossly inadequate” was the determination of the unanimous Board after a full examination of the offer and additional relevant facts. Counterclaim Defendants deny the remaining allegations in this paragraph.

55. To the extent the allegations in Paragraph 55 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. To the extent Paragraph 55 purports to describe, characterize or quote the Schedule 14D-9 and Note (b) to Rule 14a-9, the documents speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the documents for a full and complete statement of their content. Counterclaim Defendants deny the remaining allegations in this paragraph.

45	ANSWER TO COUNTERCLAIMS

56. To the extent the allegations in Paragraph 56 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. To the extent Paragraph 56 purports to describe, characterize or quote the July 18 filing, the document speaks for itself, should be read as a whole, and provides only as stated therein. Counterclaim Defendants respectfully refer the Court to the document for a full and complete statement of its content. Counterclaim Defendants deny that Allergan has misled its shareholders or the market about Valeant’s business model or otherwise, and deny that Valeant has provided sufficient public disclosures of data or other information needed to fully analyze its core business operations. Allergan is among one of the many voices, including well recognized names from the investment community (both prior to and during Valeant’s bid for Allergan) calling into question whether Valeant’s business is strong or sustainable, and whether its financial disclosures are complete and accurate. Counterclaim Defendants deny the remaining allegations in this paragraph.

57. To the extent the allegations in Paragraph 57 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants admit that Allergan issued guidance on May 12, 2014 and on July 14, 2014. Counterclaim Defendants admit that Allergan announced the resignation of its CFO on August 18. To the extent Paragraph 57 purports to describe, characterize or quote Allergan’s May 12, 2014 and July 14, 2014 guidance, the documents speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the documents for a full and complete statement of their content. Counterclaim Defendants deny the remaining allegations in this paragraph.

46	ANSWER TO COUNTERCLAIMS

58. To the extent the allegations in Paragraph 58 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants admit that representatives of Allergan, including David Pyott, commenced an investor roadshow in Canada. Counterclaim Defendants assert that each and every account Allergan visited in Canada during Allergan’s Canadian investor tour were Allergan shareholders. Counterclaim Defendants further assert that Canada is Allergan’s number one market in terms of dollar sales outside of the United States, and it has visited Canada to meet with its investors there on numerous previous occasions. Counterclaim Defendants deny the remaining allegations in this paragraph.

59. Counterclaim Defendants deny all allegations in Paragraph 59 that they violated any applicable securities law. Counterclaim Defendants admit that Allergan raised concerns about Valeant and its proposal during its trip to Canada to visit Allergan shareholders. Counterclaim Defendants deny the remaining allegations in this paragraph.

60. To the extent the allegations in Paragraph 60 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants admit that Valeant filed a Preliminary Proxy Statement on Schedule 14A on June 24, 2014. To the extent Paragraph 60 purports to describe, characterize or quote the Schedule 14A, the document speaks for itself, should be read as a whole, and provides only as stated therein. Counterclaim Defendants respectfully refer the Court to the documents for a full and complete statement of their content. Counterclaim Defendants assert that representatives of Allergan met with Allergan shareholders during the Canada trip. Counterclaim Defendants deny the remaining allegations in this paragraph.

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61. To the extent the allegations in Paragraph 61 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. To the extent Paragraph 61 purports to describe, characterize or quote Rule 14a-3 and Rule 14a-12 under the Exchange Act, the rules speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the referenced Exchange Act rules for a full and complete statement of their content. Counterclaim Defendants assert that Allergan met with its own shareholders during the Canada trip. Counterclaim Defendants deny the remaining allegations in this paragraph.

62. To the extent the allegations in Paragraph 62 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants assert that Allergan met with its own stockholders during the Canada trip. Counterclaim Defendants deny the remaining allegations in this paragraph.

63. To the extent the allegations in Paragraph 63 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants assert that Allergan met with its own stockholders during the Canada trip. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the remaining allegations in this paragraph and therefore deny each and every such allegation.

64. Counterclaim Defendants repeat and incorporate by reference their responses to Paragraphs 25 through 63 as if set forth fully herein.

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65. To the extent the allegations in Paragraph 65 call for legal conclusions, Counterclaim Defendants need not respond. To the extent a response is required, Counterclaim Defendants admit that Counterclaimants purport to bring a claim pursuant to Section 14(a) of the Securities Act and Rule 14a-9, promulgated thereunder, against Counterclaim Defendants. Counterclaim Defendants deny, however, that Counterclaimants have stated a claim upon which relief could be granted and deny the remaining allegations in this paragraph.

66. To the extent the allegations in Paragraph 66 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants admit that Allergan filed a Schedule 14A on July 8, 2014. Counterclaim Defendants admit that Allergan filed a Schedule 14A on June 16, 2014. Counterclaim Defendants admit that Allergan gave an investor presentation on June 10, 2014. Counterclaim Defendants admit that Allergan filed a Schedule 14D-9 on July 23, 2014. To the extent Paragraph 66 purports to describe, characterize or quote Allergan’s various SEC filings, the filings speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the filings for a full and complete statement of their content. Counterclaim Defendants deny the remaining allegations in this paragraph.

67. Counterclaim Defendants repeat and incorporate by reference their responses to Paragraphs 66 as if set forth fully herein. To the extent the allegations in Paragraph 67 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants deny any allegations in Paragraph 67 that refer or relate to Counterclaim Defendants and otherwise lack knowledge or information sufficient to form a belief as to the truth of the allegations in this paragraph and therefore deny each and every such allegation.

49	ANSWER TO COUNTERCLAIMS

68. Counterclaim Defendants deny the allegations in Paragraph 68.

69. To the extent the allegations in Paragraph 69 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants deny any allegations in Paragraph 69 that refer or relate to Counterclaim Defendants and otherwise lack knowledge or information sufficient to form a belief as to the truth of the allegations in this paragraph and therefore deny each and every such allegation.

70. To the extent the allegations in Paragraph 70 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants deny any allegations in Paragraph 70 that refer or relate to Counterclaim Defendants and otherwise lack knowledge or information sufficient to form a belief as to the truth of the allegations in this paragraph and therefore deny each and every such allegation.

71. Counterclaim Defendants repeat and incorporate by reference their responses to Paragraphs 25 through 70 as if set forth fully herein.

72. To the extent the allegations in Paragraph 72 call for legal conclusions, Counterclaim Defendants need not respond. To the extent a response is required, Counterclaim Defendants admit that Counterclaimants purport to bring a claim pursuant to Section 14(e) of the Exchange Act of 1934 against Counterclaim Defendants. Counterclaim Defendants deny, however, that Counterclaimants have stated a claim upon which relief could be granted and deny the remaining allegations in this paragraph.

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73. To the extent the allegations in Paragraph 73 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants admit that Allergan filed a Schedule 14A on July 8, 2014. Counterclaim Defendants admit that Allergan filed a Schedule 14A on June 16, 2014. Counterclaim Defendants admit that Allergan gave an investor presentation on June 10, 2014. Counterclaim Defendants admit that Allergan filed a Schedule 14D-9 on July 23, 2014. To the extent Paragraph 73 purports to describe, characterize or quote Allergan’s various SEC filings, the filings speak for themselves, should be read as a whole, and provide only as stated therein. Counterclaim Defendants respectfully refer the Court to the documents for a full and complete statement of their content. Counterclaim Defendants deny the remaining allegations in this paragraph.

74. To the extent the allegations in Paragraph 74 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants repeat and incorporate by reference their responses to Paragraph 73 as if set forth fully herein. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the effect its statements will have upon the decision of Allergan’s stockholders regarding whether to tender their stock in the exchange offer. Counterclaim Defendants deny the remaining allegations contained in Paragraph 74.

75. Counterclaim Defendants deny the allegations in Paragraph 75.

76. To the extent the allegations in Paragraph 76 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants deny

51	ANSWER TO COUNTERCLAIMS

any allegations in Paragraph 76 that refer or relate to Counterclaim Defendants and otherwise lack knowledge or information sufficient to form a belief as to the truth of the allegations in this paragraph and therefore deny each and every such allegation.

77. To the extent the allegations in Paragraph 77 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants deny any allegations in Paragraph 77 that refer or relate to Counterclaim Defendants and otherwise lack knowledge or information sufficient to form a belief as to the truth of the allegations in this paragraph and therefore deny each and every such allegation.

78. Counterclaim Defendants repeat and incorporate by reference their responses to Paragraphs 25 through 77 as if set forth fully herein.

79. To the extent the allegations in Paragraph 79 call for legal conclusions, Counterclaim Defendants need not respond. To the extent a response is required, Counterclaim Defendants admit that Counterclaimants purport to bring a claim pursuant to Section 20(a) of the Securities Exchange Act of 1934 against Counterclaim Defendants. Counterclaim Defendants deny, however, that Counterclaimants have stated a claim upon which relief could be granted and deny the remaining allegations in this paragraph.

80. To the extent the allegations in Paragraph 80 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants admit that the Individual Counterclaim Defendants were directors of Allergan at various times and participated directly and indirectly in the conduct of Allergan’s business affairs in their roles as directors. Counterclaim Defendants deny the remaining allegations in this paragraph.

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81. To the extent the allegations in Paragraph 81 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants admit that the Individual Counterclaim Defendants were directors of Allergan at various times and participated directly and indirectly in the conduct of Allergan’s business affairs in their roles as directors. Counterclaim Defendants deny the remaining allegations in this paragraph.

82. Counterclaim Defendants deny the allegations in Paragraph 82.

83. To the extent the allegations in Paragraph 83 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants deny the remaining allegations in this paragraph.

84. Counterclaim Defendants repeat and incorporate by reference their responses to Paragraphs 25 through 83 as if set forth fully herein.

85. Counterclaim Defendants lack knowledge or information sufficient to form a belief as to the truth of the allegations in this paragraph and therefore deny each and every such allegation.

86. Counterclaim Defendants deny the allegations in Paragraph 86.

87. To the extent the allegations in Paragraph 87 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants admit they did not file a proxy statement with the SEC regarding the solicitation of Valeant Shareholders because Counterclaim Defendants did not solicit Valeant Shareholders. Counterclaim Defendants deny the remaining allegations in this paragraph.

53	ANSWER TO COUNTERCLAIMS

88. To the extent the allegations in Paragraph 88 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants deny the remaining allegations in this paragraph.

89. To the extent the allegations in Paragraph 89 call for legal conclusions, Counterclaim Defendants need not respond. If a response is required, Counterclaim Defendants deny all such allegations, including that Counterclaim Defendants violated any applicable securities law. Counterclaim Defendants deny any allegations in Paragraph 89 that refer or relate to Counterclaim Defendants and otherwise lack knowledge or information sufficient to form a belief as to the truth of the allegations in this paragraph and therefore deny each and every such allegation.

AFFIRMATIVE DEFENSES

Without assuming the burden of proof for such defenses that it would not otherwise have, Allegan asserts the following affirmative and additional defenses:

1. Counterclaimants’ claims are barred, in whole or in part, by the doctrine of unclean hands;

2. Counterclaimants’ claims are barred, in whole or in part, by the doctrine of in pari delicto; and

3. Counterclaimants’ claims are barred, in whole or in part, because they fail to state a claim upon which relief can be granted.

54	ANSWER TO COUNTERCLAIMS

Dated: September 2, 2014	LATHAM & WATKINS LLP

	By:	/s/ Peter A. Wald
Peter A. Wald
Michele D. Johnson

WACHTELL, LIPTON, ROSEN & KATZ
William D. Savitt (pro hac vice)
Bradley R. Wilson (pro hac vice)
51 W. 52nd Street
New York, NY 10019

Attorneys for Plaintiffs ALLERGAN, INC. and KARAH H. PARSCHAUER and Counterclaim-Defendants DAVID PYOTT, DEBORAH DUNSIRE, MICHAEL R. GALLAGHER, TREVOR M. JONES, LOUIS J. LAVIGNE, RUSSELL T. RAY, PETER J. MCDONNELL, TIMOTHY D. PROCTOR, and HENRI A. TERMEER

55	ANSWER TO COUNTERCLAIMS